 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Whitney, Hedwig V (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-001 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) August 01, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
New England Business Service, Inc.   NEB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year) 08/12/2002 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Whitney, Hedwig V - August 01, 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Options (Right to Buy)	07/01/2002 (1) | 07/01/2012	Common Stock Par Value $1.00 - 15,324.000	$25.140	D
Options (Right to Buy)	07/01/2002 (2) | 07/01/2012	Common Stock Par Value $1.00 - 4,676.000	$25.140	D

Explanation of Responses : Amends initial ownership reported by beneficial owner. This report clarifies initial holdings of reporting person as options only.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: /S/ Michelle R. Palermo-Murphy as Attorney-in-Fact ________________________________ 04-29-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Whitney, Hedwig V - August 01, 2002
Form 3 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB

Form 3 - August 2002

Hedwig V Whitney
500 Main Street
c/o Legal Department
Groton, MA 01471-001
Explanation of responses:

(1)   The share options vest in 4 yearly installments of 3,831 beginning 07/01/2002; 3,831 options of the total grant are currently exercisable as of this date.
(2)   The share options vest in 4 yearly installments of 1,169 beginning 07/01/2002; 1,169 options of the total grant are exercisable as of this date.

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